AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 23, 2000
F-2 REGISTRATION NO. 333-32524
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, D.C

                               AMENDMENT NO. 1 TO
                                    FORM F-2
                          ORIGINALLY FILED ON FORM F-3
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                      BONSO ELECTRONICS INTERNATIONAL INC.
                      ------------------------------------
             (Exact name of Registrant as specified in its charter)

    British Virgin Islands                                         None
    ----------------------                                         ----
(State or other jurisdiction of                              (I.R.S. Employer
incorporation or organization)                            Identification Number)

                               Flat A-D, 8th Floor
                           Universal Industrial Centre
                              23-25 Shan Mei Street
                                 Fo Tan, Shatin
                           New Territories, Hong Kong
                                 (852) 2605-5822
                                 ---------------
   (Address and telephone number of Registrant's principal executive offices)

                            Henry F. Schlueter, Esq.
                          Schlueter & Associates, P.C.
                       1050 Seventeenth Street, Suite 1700
                             Denver, Colorado 80265
                                 (303) 292-3883
                                 --------------
            (Name, address and telephone number of agent for service)

Approximate date of commencement of proposed sale to the public: As soon as practicable after the registration statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                                 Calculation of Registration Fee(1)
-----------------------------------------------------------------------------------------------------
                                                  Proposed maximum   Proposed maximum      Amount of
Title of each class of             Amount to be   offering price    aggregate offering   registration
securities to be registered         registered      per unit(2)          price(2)            fee
-----------------------------------------------------------------------------------------------------
Common stock purchase warrants(3)   2,174,403(4)      $ 0.00                $  0.00         $    0

Common stock issuable upon
exercise of the common stock
purchase warrants                   1,087,201(4)      $17.50            $19,026,017         $5,023

Common stock issuable upon
exercise of outstanding common
stock purchase warrants(5)(6)         250,000(4)      $ 8.00            $ 2,000,000         $  528

Common stock(6)                       350,000        $14.875(7)         $ 5,206,250(7)      $1,374

Total registration fee                                                                      $6,925(8)
=====================================================================================================

(1)  In United States dollars.

(2)  Estimated solely for the purpose of calculating the registration fee.

(3) To be issued as a warrant dividend to holders of record of certain prior warrants at the close of trading on January 19, 2000, and to all persons who exercised the prior warrants during the period commencing on November 22, 1999 and ending at the close of trading on January 19, 2000.

(4) An indeterminate number of additional shares of common stock are registered hereunder which may be issued, as provided in the warrants, in the event provisions against dilution become operative. No additional consideration will be received by Bonso upon issuance of additional shares issued as a result of the exercise of these warrants.

(5) Underlie warrants issued to a consultant in accordance with a consulting agreement dated January 14, 2000.

(6)  May be sold from time to time, at varying prices, by a selling shareholder.

(7)  Based upon the closing price of the common stock on March 1, 2000.

(8)  Previously paid.

     The registrant hereby amends this registration statement on the date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on the date as the Commission, acting pursuant to said section 8(a), may determine.

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which the offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that state.

                      BONSO ELECTRONICS INTERNATIONAL INC.


      Item No. and Heading
           In Form F-2
     Registration Statement                        Location In Prospectus
     ----------------------                        ----------------------



1.   Forepart of the Registration            Forepart of Registration Statement
     Statement and outside front             and outside front cover page of
     cover of Prospectus                     Prospectus

2.   Inside front and outside back           Inside front and outside back cover
     cover pages of Prospectus               pages of Prospectus

3.   Summary Information,                    Prospectus Summary and Risk Factors
     Risk Factors and Ratio of
     Earnings to Fixed Charges

4.   Use of Proceeds                         Use of Proceeds

5.   Determination of Offering Price         Determination of Offering Price

6.   Dilution                                Not Applicable

7.   Selling Security Holders                Selling Security Holders

8.   Plan of Distribution                    Plan of Distribution

9.   Description of Securities to be         Description of Securities
     Registered

10.  Interests of Named Experts and          Legal Matters
     Counsel

11.  Material Changes                        Recent Developments

12.  Information with Respect                Additional Information
     to the Registrant

13.  Disclosure of Commission                Not Applicable
     Position on Indemnification for
     Securities Act Liabilities

                      BONSO ELECTRONICS INTERNATIONAL INC.

                        1,087,201 Shares of Common Stock
             Issuable on Exercise of Common Stock Purchase Warrants
                                       and
         600,000 Shares of Common Stock Offered by Selling Shareholders

     We are registering 2,174,403 common stock purchase warrants that we will issue as a dividend to all record holders at the close of trading on January 19, 2000 of certain prior warrants, which expired on January 31, 2000, and to all persons who exercised the prior warrants during the period commencing on November 22, 1999 and ending at the close of trading on January 19, 2000. We are also registering 1,087,201 shares of common stock issuable upon the exercise of those warrants.

     Each two warrants are exercisable to purchase one share of our common stock at an exercise price of $17.50 per share. The warrants expire on December 31, 2001.

     The warrants are redeemable by us upon 30 days notice at a redemption price of $.01 per warrant but only if the public trading price for our common stock equals or exceeds 110% of the then-current exercise price of the warrants for 20 trading days within the preceding 30 trading days.

     We are also registering for resale by certain selling shareholders 250,000 shares of common stock which may be issued upon exercise of outstanding warrants and 350,000 outstanding shares of common stock. These shares may be offered and sold from time to time by selling shareholders.

     Prior to this offering, the common stock has traded on the National Association of Securities Dealers Automated Quotation System ("NASDAQ") under the symbol "BNSO." As of ______, 2000 (one day prior to the date of this prospectus), the reported closing sales price of the common stock on NASDAQ-National Market System was $______.

     An investment in these securities involves a high degree of risk. See "Risk Factors" beginning at page 5 of this prospectus for a discussion of certain factors that you should consider before investing in these securities.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                                              Underwriting
                            Price to          Discounts and        Proceeds to
                          Public(1)(2)         Commissions          Company(3)
--------------------------------------------------------------------------------

Per Warrant              $         0.00         $     0.00        $         0.00
Per Share(4)             $        17.50         $     0.00        $        17.50
Total Offering           $19,026,017.50         $     0.00        $19,026,017.50
================================================================================

                                                     Footnotes on following page



                  The date of this prospectus is _______, 2000

(1) The warrants are being issued as a dividend to all record holders of our warrants at the close of trading on January 19, 2000, and to all persons who exercised our warrants during the period commencing on November 22, 1999 and ending at the close of trading on January 19, 2000. The shares of common stock underlying the warrants are being offered by us to the holders of the warrants. There is no minimum purchase amount. The shares of common stock are offered for cash only. The exercise price of the warrants was arbitrarily determined and bears no relationship to the value of the company or its assets, nor does the exercise price represent that the common stock has a value or could be resold at that price. The shares of common stock are being sold on a "best efforts" basis by us; consequently, no minimum number of shares is required to be sold.

(2) The 600,000 shares offered by the selling shareholders are being registered for the benefit of, and may be sold from time to time by, the selling shareholders. We will receive no proceeds from the sale of these shares by the selling shareholders.

(3) Before deducting other expenses of the offering payable by us estimated at $125,000, including, among others, registration and filing fees, professional fees and printing expenses. All proceeds received upon exercise of the warrants will be applied directly to our benefit. There is no escrow of funds and no assurance that all or any portion of the warrants will be exercised.

(4)  Shares underlying the dividend warrants.

     You may exercise your warrants only if you live in a state where the common stock has been qualified for issuance under applicable state laws, including registration if required under your state's law. As a result, you may not be permitted to exercise your warrants but may have to sell your warrants or let them expire unexercised.

                               PROSPECTUS SUMMARY

     This summary highlights important information about our business and about this offering. Because it's a summary, it doesn't contain all the information you should consider before exercising your warrants. Therefore, please read the entire prospectus.

     As used in this prospectus, "China" refers to all parts of the People's Republic of China other than the Special Administrative Region of Hong Kong. The term "we" or "us" refers to Bonso Electronics International Inc. and, where the context requires or suggests, its direct and indirect subsidiaries. All outstanding share data excludes 271,700 shares of common stock reserved for issuance upon exercise of certain outstanding stock options, 250,000 selling shareholder shares reserved for issuance upon exercise of certain restricted warrants and 986,300 shares reserved for issuance upon exercise of stock options which may be granted in the future under our 1996 Stock Option Plan and our 1996 Non-Employee Directors' Stock Option Plan.

The Warrant Dividend

     On January 5, 2000, we declared a warrant dividend payable to all record holders of our warrants at the close of trading on January 19, 2000, and to all persons who exercised our warrants during the period commencing on November 22, 1999 and ending at the close of trading on January 19, 2000. The warrant dividend and January 19, 2000 record date were publicly announced in a press release. Each two warrants are exercisable to purchase one share of our common stock at an exercise price of $17.50 per share. The warrants are exercisable any time prior to 2:00 p.m. (Pacific Time) on December 31, 2001, unless extended by the board of directors.

     The warrants are redeemable by us upon 30 days notice at a redemption price of $.01 per warrant but only if the public trading price for our common stock equals or exceeds 110% of the then-current exercise price of the warrants for 20 trading days within the preceding 30 trading days.

     The registration statement of which this prospectus is a part registers the warrants and the shares of common stock underlying the warrants.

     The exercise price of the warrants as described above is wholly arbitrary and there is no assurance that the price of the common stock will, at any time, equal or exceed the exercise price of the warrants. The warrants can be exercised only if a current prospectus is in effect. See "Description of Securities--Warrants."

The Company

     We design, develop, manufacture, assemble and market a comprehensive line of electronic scales and weighing instruments and electronic consumer and health care products, as well as, our new line of telecommunications products. Our electronic scales include bathroom, kitchen, office, jewelry, laboratory, pocket, hanging, postal, industrial and parcel scales that are used in consumer, commercial and industrial applications. Our electronic consumer and health care products include pedometers, chronographs, electronic thermometers and blood pressure meters. Our tele-communications products include two-way radios, cordless telephones and hand-held music players.

     Our wholly-owned Hong Kong subsidiary - Bonso Electronics Limited ("Bonso Electronics") - is responsible for the design, development, manufacture and sale of our products. Bonso Electronics has one active Hong Kong subsidiary - Bonso Investment Limited ("BIL") - which has been used to acquire and hold our real estate investments in Hong Kong and China, and one inactive subsidiary - Bonso Advanced Technology Limited.

     We have manufactured all of our products in China since 1989 in order to take advantage of lower overhead costs and competitive labor rates available there. In January 1997, we completed a new manufacturing facility in the DaYang Synthetical Development District in Shenzhen, China, which approximately tripled our production capacity. The leasehold, facilities, machinery, furniture and equipment at that facility are owned and operated by Bonso Electronics (Shenzhen) Co. Ltd. ("Shenzhen Bonso"), our wholly-owned Chinese limited liability company which was formed in June 1994. The location of our factory in Shenzhen, only about 50 miles from Hong Kong, permits us to manage easily manufacturing operations from Hong Kong, and facilitates transportation of our products out of China through the port of Hong Kong.

     For the fiscal year ended March 31, 1999, we had sales of US$13,046,265 and net income of US$13,754. For the six months ended September 30, 1999, we had sales of US$7,854,730 and net income of US$621,536.

     Our principal executive offices are located at Flat A-D, 8th Floor, Universal Industrial Centre, 23-25 Shan Mei Street, Fo Tan, Shatin, New Territories, Hong Kong and our telephone number is (852) 2605-5822.

The Offering

Securities offered .........     2,174,403 warrants, exercisable to purchase one
                                 share of common stock for each two warrants exercised until 2:00 p.m. (Pacific Time) on December 31, 2001.

                                 1,087,201 shares of common stock, $0.003 par value, issuable upon exercise of warrants

Exercise price per share ...     $17.50 per share
  of common stock

Terms of the offering ......     We will issue 2,174,403 warrants as a dividend
                                 to all record holders of our warrants at the close of trading on January 19, 2000, and to all persons who exercised our warrants during the period commencing on November 22, 1999 and ending at the close of trading on January 19, 2000. We are offering the shares of common stock solely to the holders of the warrants.
                                 Shares not issued in this offering will not be offered or sold to the public. However, shares issued upon exercise of the warrants, as well as the other shares being registered by the registration statement which included this prospectus, may be resold under this prospectus from time to time.

Common stock outstanding ...     5,512,610 shares
  prior to offering

Common stock outstanding ...     6,599,811 shares
  after offering if all
  warrants exercised

Estimated net proceeds to ..     $18,901,017
  Bonso if all warrants
  exercised

Use of proceeds ............     We intend to use the net proceeds from this
                                 offering for working capital. See "Use of Proceeds."

Risk factors ...............     Acquisition of shares of our common stock
                                 entails a high degree of risk and exercise of our warrants also entails immediate substantial dilution. See "Risk Factors" and "Dilution."

Nasdaq symbols .............     Common Shares.....  BNSO
                                 Warrants..........  BNSOZ (proposed)


                                  RISK FACTORS

Investment in the securities offered through this prospectus involves a high degree of risk. Please carefully consider the following risk factors, along with the other information contained in this prospectus, before deciding whether to exercise your warrants.


Political, Legal, Economic and Other Uncertainties of Operations in China and Hong Kong

     China's Sovereignty over Hong Kong Could Cause Instability. Our principal executive and corporate offices are located in Hong Kong, formerly a British Crown Colony. Sovereignty over Hong Kong was transferred effective July 1, 1997 to China, and Hong Kong became a Special Administrative Region of China. The National People's Congress of China enacted the Basic Law in 1990 as the constitution of Hong Kong under China's sovereignty. While we do not believe that the transfer of sovereignty over Hong Kong to China has had or will have a material adverse effect on our business, there can be no assurance as to the continued stability of political, economic or commercial conditions in Hong Kong, and any instability could have an adverse impact on our business.

     The Hong Kong dollar and the United States dollar have been fixed at approximately 7.80 Hong Kong dollars to $1.00 since 1983. The Chinese government expressed its intention in the Basic Law to maintain the stability of the Hong Kong currency after the sovereignty of Hong Kong was transferred to China. There can be no assurance that this will continue and we could face increased currency risks if the current exchange rate mechanism is changed.

     Manufacturing in China Involves Risks Caused by Internal Political Factors. Our manufacturing facility is located in China. As a result, our operations and assets are subject to significant political, economic, legal and other uncertainties. Changes in policies by the Chinese government resulting in changes in laws, regulations or the interpretation of laws and regulations, confiscatory taxation, restrictions on imports and sources of supply, import duties, corruption, currency revaluation or the expropriation of private enterprise could materially and adversely affect us. Over the past several years, the Chinese government has pursued economic reform policies including the encouragement of private economic activity and greater economic decentralization. There can be no assurance that the Chinese government will continue to pursue these policies, that these policies will be successful if pursued, that these policies will not be significantly altered from time to time or that business operations in China would not become subject to the risk of nationalization, which could result in the total loss of investment in that country. Economic development may be limited as well by the imposition of austerity measures intended to reduce inflation, the inadequate development of infrastructure and the potential unavailability of adequate power and water supplies, transportation and communications. If for any reason we were required to move our manufacturing operations outside of China, our profitability would be substantially impaired, our competitiveness and market position would be materially jeopardized and there can be no assurance that we could continue our operations.

     If China Were to Lose Most Favored Nation Status, We Could be Adversely Affected. China currently enjoys most favored nation ("MFN") trade status, which provides China with the trading privileges generally available to trading partners of the United States. The United States annually reconsiders the renewal of China's MFN status. Various interest groups continue to urge that the United States not renew MFN for China and there can no assurance that controversies will not arise that threaten the status quo involving trade between the United States and China or that the United States will not revoke or refuse to renew China's MFN status. In any of these eventualities, our business could be adversely affected, by among other things, causing our products in the United States to become more expensive, which could result in a reduction in the demand for our products by customers in the United States. Trade friction between the United States and China, whether or not actually affecting our business, could also adversely affect the prevailing market price of our common stock and warrants.

     The Chinese Legal System and Application of Chinese Laws Are Uncertain. The legal system of China relating to foreign investments is both new and continually evolving, and currently there can be no certainty as to the application of its laws and regulations in particular instances. China does not have a comprehensive system of laws. Enforcement of existing laws or agreements may be sporadic and implementation and interpretation of laws inconsistent. The Chinese judiciary is relatively inexperienced in enforcing the laws that exist, leading to a higher than usual degree of uncertainty as to the outcome of any litigation. Even where adequate law exists in China, it may not be possible to obtain swift and equitable enforcement of that law.

     China's Economic Policies Could Change. As part of its economic reform, China has designated certain areas, including Shenzhen where our manufacturing complex is located, as Special Economic Zones. Foreign enterprises in these areas benefit from greater economic autonomy and more favorable tax treatment than enterprises in other parts of China. Changes in the policies or laws governing Special Economic Zones could have a material adverse effect on us. Moreover, economic reforms and growth in China have been more successful in certain provinces than others, and the continuation or increase of these disparities could affect the political or social stability of China.

     We are Dependent on a Single Factory. All of our products are currently manufactured at our manufacturing facility located in Shenzhen, China. We do not own the land underlying our factory complex. It occupies the site under an agreement with the local Chinese government under which we are entitled to use the land upon which our factory complex is situated until May 2044. This agreement and the operations of our Shenzhen factory are dependent on our relationship with the local government. Our operations and prospects would be materially and adversely affected by the failure of the local government to honor the agreement. In the event of a dispute, enforcement of the agreement could be difficult in China.

     Moreover, fire fighting and disaster relief or assistance in China may not be as developed as in Western countries. We currently maintain property damage insurance aggregating approximately $13,900,000 covering our stock in trade, goods and merchandise, furniture and equipment and buildings. We do not maintain business interruption insurance. Investors are cautioned that material damage to, or the loss of, our factory due to fire, severe weather, flood or other act of God or cause, even if insured against, could have a material adverse effect on our financial condition, results of operations, business and prospects.

     Asia Has Recently Experienced Significant Economic Problems. Recently, several countries in Southeast Asia have experienced a significant devaluation of their currencies and decline in the value of their capital markets. In addition, several Asian countries have experienced a number of bank failures and consolidations. We believe that most Asian countries have recovered from these declines and we do not believe that the declines in Southeast Asia will affect the demand for our products, because virtually all of our products are sold into developed countries not experiencing these declines. Moreover, because most of our products are paid for in U.S. dollars, we believe that we are less susceptible to the effects of a devaluation in the Hong Kong dollar or Chinese renminbi if either or both were to occur despite assurances to the contrary by the Chinese government. However, the decline in the currencies of other Southeast Asian countries could render our products less competitive if competitors located in these countries are able to manufacture competitive products at a lower effective cost. Investors are cautioned that the decline in Southeast Asia may have a material adverse effect on our business, financial condition, results of operations or market price of our securities.

Risk Factors Relating to Our Business

     The Loss of Any of Our Major Customers Could Significantly Affect Our Profitability. Four major customers accounted for approximately 62% of our sales in the fiscal year ended March 31, 1998 and 51% of its sales during the fiscal year ended March 31, 1999. The loss of any of these major customers could have a material negative impact on our business.

     We Are Dependent on Our Key Personnel. Our future performance will depend to a significant extent upon the efforts and abilities of certain members of senior management as well as upon our ability to attract and retain other qualified personnel. In particular, we are largely dependent upon the continued efforts of Mr. Anthony So, our president, secretary, treasurer and chairman of our board of directors, and Mr. Kim Wah Chung, our director of engineering and research and development. To the extent that the services of Mr. So or Mr. Chung would be unavailable to us, we would be required to obtain other personnel to perform the duties that they otherwise would perform. There can be no assurance that we would be able to employ another qualified person or persons, with the appropriate background and expertise, to replace Mr. So or Mr. Chung on terms suitable to us.

     We Face Strong Competition. Our business is in an industry that is highly competitive, and many of our competitors, both local and international, have substantially greater technical, financial and marketing resources than we have.

     We Need Qualified Employees. Our success is dependent on our ability to attract and retain qualified technical, marketing and production personnel. We will have to compete with other larger companies for this type of personnel, and there can be no assurance that we will be able to attract or retain qualified personnel of this nature.

     Management Controls the Company. At the present time, Mr. Anthony So, our founder and president, beneficially owns approximately 31.9% of the outstanding shares of common stock and Mr. J. Stewart Jackson, one of our directors, beneficially owns approximately 14.3%. Due to their stock ownership, Messrs. So and Jackson may be in a position to elect the board of directors and, therefore, to control our business and affairs including certain significant corporate actions such as acquisitions, the sale or purchase of assets and the issuance and sale of our securities.

     Our Operating Results Are Subject to Wide Fluctuations. Our quarterly and annual operating results are affected by a wide variety of factors that could materially and adversely affect net sales, gross profit and profitability. This could result from any one or a combination of factors, many of which are beyond our control. Results of operations in any period should not be considered indicative of results to be expected in any future period, and fluctuations in operating results may also result in fluctuations in the market price of our common stock.

Certain Legal Consequences of Foreign Incorporation and Operations

     Judgments Against Us and Our Management May Be Difficult to Obtain or Enforce. We are a holding corporation organized as an International Business Company under the laws of the British Virgin Islands. Our principal operating subsidiary is organized under the laws of Hong Kong, where our principal executive offices are also located. Outside the United States, it may be difficult for investors to enforce judgments against us obtained in the United States in actions brought against us, including actions predicated upon civil liability provisions of federal securities laws. In addition, most of our officers and directors reside outside the United States and the assets of these persons and of the company are located outside of the United States. As a result, it may not be possible for investors to effect service of process within the United States upon these persons, or to enforce against the company or these persons judgments predicated upon the liability provisions of U.S. securities laws. We have been advised by our Hong Kong counsel and our British Virgin Islands counsel that there is substantial doubt as to the enforceability against us or any of our directors or officers located outside the United States in original actions or in actions for enforcement of judgments of U.S. courts of liabilities predicated solely on the civil liability provisions of federal securities laws.

     Because We Are Incorporated in the British Virgin Islands, Our Shareholders May Not Have the Same Protections as Shareholders of U.S. Corporations. We are organized under the laws of the British Virgin Islands. Principles of law relating to matters affecting the validity of corporate procedures, the fiduciary duties of our management, directors and controlling shareholders and the rights of our shareholders differ from, and may not be as protective of shareholders as, those that would apply if we were incorporated in a jurisdiction within the United States. Our directors have the power to take certain actions without shareholder approval, including an amendment of our Memorandum or Articles of Association and certain fundamental corporate transactions, including reorganizations, certain mergers or consolidations and the sale or transfer of assets. In addition, there is doubt that the courts of the British Virgin Islands would enforce liabilities predicated upon U.S. securities laws.

     Our Shareholders Do Not Have the Same Protections or Information Generally Available to Shareholders of U.S. Corporations Because of Exemptions for Foreign Private Issuers. We are a foreign private issuer within the meaning of rules promulgated under the Securities Exchange Act of 1934. As a result, and though our common stock is registered under Section 12(g) of the Exchange Act, we are exempt from certain provisions of the Exchange Act applicable to United States public companies including: the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission of quarterly reports on Form 10-Q or current reports on Form 8-K, the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect to a security registered under the Exchange Act and the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any "short-swing" trading transaction (i.e., a purchase and sale, or sale and purchase, of the issuer's equity securities within six months or less). Because of the exemptions under the Exchange Act applicable to foreign private issuers, our shareholders are not afforded the same protections or information generally available to investors in public companies organized in the United States.

Risks Relating to this Offering

     You May Not be Able to Sell Your Shares of Common Stock for What You Paid for Them. The exercise price of the warrants has been arbitrarily determined by us and does not necessarily bear any relationship to our assets, operating results, book value or shareholders' equity or any other statistical criterion of value. The exercise price of the warrants should not under any circumstances be regarded as an indication of any future market price of our common stock.

     You May Not Be Able to Exercise Your Warrants. Exercise of our outstanding warrants is subject to our either maintaining the effectiveness of our registration statement, or filing an effective registration statement with the Securities and Exchange Commission and complying with the appropriate state securities laws. No assurance can be given that at the time a warrant holder seeks to exercise the right to purchase our common stock an effective registration statement will in fact be in effect or that we will have complied with all appropriate state securities laws.

     Future Sales of Restricted Shares Into the Public Market Could Depress the Market Price of the Common Stock. As of the date of this prospectus, 3,889,333 outstanding shares of our common stock are restricted securities as that term is defined in Rule 144 under the Securities Act of 1933. Although the Securities Act and Rule 144 place certain prohibitions on the sale of restricted securities, they may be sold into the public market under certain conditions.

Further, we have outstanding options and restricted warrants to purchase 521,700 shares of common stock and have reserved an additional 986,300 shares for issuance upon exercise of stock options which may be granted in the future under our existing stock option plans, in addition to the 1,087,201 shares which could be issued under this prospectus. It is possible that, when permitted, the sale to the public of these shares, or shares acquired upon exercise of the options, could have a depressing effect on the price of the common stock. Further, future sales of these shares and the exercise of these options could adversely affect our ability to raise capital in the future.

     The Market Price of Our Common Stock Fluctuates. The markets for equity securities have been volatile and the price of our common stock has been and could continue to be subject to wide fluctuations in response to quarter to quarter variations in operating results, news announcements, trading volume, sales of common stock by officers, directors and principal shareholders, general market trends and other factors.

     Shareholders Who Do Not Exercise Their Warrants Would Be Diluted By the Exercise of Other Warrants. Our current shareholders who are issued dividend warrants will have their percentage of ownership in the company diluted if they choose to let their warrants expire and other warrant holders choose to exercise their warrants.

     We Might Decide to Redeem the Warrants. The warrants are redeemable by us at any time at $0.01 per warrant upon 30 days notice if the public trading price of the common stock equals or exceeds 110% of the then-current exercise price of the warrants for 20 trading days within the preceding 30 trading days. If we call the warrants for redemption, the holders of the warrants must either (i) exercise the warrants and pay the exercise price at a time when it may be disadvantageous for them to do so; (ii) sell the warrants at the then current market price when they might otherwise wish to hold the warrants; or (iii) accept the nominal redemption price, which is likely to be substantially less than the market value of the warrants. No assurance can be given that at the time of redemption an effective registration statement will be in effect or that we will have complied with all appropriate state securities laws so that a warrant holder will be able to exercise his warrants rather than accepting the $0.01 per warrant redemption price.


                             ADDITIONAL INFORMATION

     We file annual and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the Commission's Public Reference Rooms in Washington, D.C., New York, New York, and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the Public Reference Rooms. You can also obtain copies of our Commission filings by going to the Commission's website at http://www.sec.gov.

     The Commission requires us to both "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents, and to deliver with this Prospectus copies of certain documents previously filed with the Commission on behalf of the Company. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934. This prospectus is part of a registration statement we filed with the Commission.

     We incorporate the documents listed below by reference. These documents are also delivered with this prospectus.

     1. Our Annual Report on Form 20-F for the fiscal year ended March 31, 1999 filed with the Commission on August 4, 1999; and

     2. Our Forms 6-K filed with the Commission on August 3, 1999, and February 10, 2000 (which contain our financial statements at and for the three months ended June 30, 1999, and the six months ended September 30, 1999).

You may request an additional copy of these filings at no charge by a written or oral request to Henry F. Schlueter, Schlueter & Associates, P.C., 1050 Seventeenth Street, Denver, Colorado 80265 (303) 292-3883. You may also obtain these filings electronically at the Commission's worldwide website at http://www.sec.gov/edgarhp/htm.

     You should rely only on the information incorporated by reference, contained in the documents delivered with this prospectus, or provided in this prospectus or any supplement to this prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement to this prospectus or in the documents delivered with this prospectus is accurate as of any date other than the date on the front of those documents.


                           FORWARD-LOOKING STATEMENTS

     Some statements contained in this prospectus that are not statements of historical facts are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among others, statements regarding our future economic performance and financial position and plans and objectives of management for future operations including plans and objectives relating to the development and sale of telecommunications products. Forward-looking statements are subject to factors that could cause the actual results to differ materially from future results expressed or implied by forward-looking statements. They are based on assumptions, including the following:

     o that political, economic and commercial conditions in Hong Kong and China will not change materially or adversely

     o that competitive conditions affecting us will not change materially or adversely

     o    that demand for our products will be strong

     o    that we will retain existing key management personnel

     o    that our forecasts will accurately anticipate market demand

     o that there will be no material adverse change in our operations or business

     Assumptions relating to these factors involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in forward-looking information will be realized. We intend that the forward-looking statements contained in this prospectus be subject to the safe harbors created by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.


                                 USE OF PROCEEDS

     If all of the 2,174,403 warrants are exercised, of which there can be no assurance, the maximum estimated net proceeds to us will be approximately $18,901,017 after deduction of fees and the expenses of this offering.

     We intend to use the net proceeds for working capital. Working capital may be used for further expansion of our operations, on-going operations, general and administrative expenses or any other use which the board of directors deems appropriate.

     Pending utilization, we intend to make temporary investments of the proceeds in bank certificates of deposit, interest-bearing savings and checking accounts, prime commercial paper or government obligations. An investment in interest-bearing assets, if continued for an extensive period of time within the definitions of the Investment Company Act of 1940, as amended, could subject us to classification as an "investment company" under the Investment Company Act of 1940 and to registration and reporting requirements thereunder, although we do not intend this to be a result.


                         DETERMINATION OF OFFERING PRICE

     The offering price of the 1,087,201 shares offered upon the exercise of the warrants is $17.50 per share. The exercise price per share was determined by us and bears no relationship to the market price of our common stock, the prevailing market conditions, our operating results in recent periods, our book value or other recognized criteria of value.

                             SELLING SECURITYHOLDERS

     The following table sets forth

     o the number of shares of our common stock owned of record and beneficially by the selling securityholders as of the date of this prospectus,

     o the number of shares of our common stock that are to be offered and sold by the selling securityholders from time to time under this prospectus, assuming exercise of all of the warrants to be issued to selling securityholders,

     o the number of shares of our common stock to be owned by the selling securityholders after the offering, assuming the sale of all 600,000 of the shares of our common stock by the selling securityholders and

     o the percent of our outstanding shares to be owned by the selling securityholders after the offering assuming that all 2,174,403 dividend warrants are exercised.


                       Shares Beneficially                  Shares Beneficially
      Selling                 Owned          Shares to be          Owned            % Owned
  Securityholder        Prior to Offering      Offered         After Offering    After Offering
  --------------        -----------------      -------         --------------    --------------

J. Stewart Jackson           800,000            350,000           450,000              6.8%

Profit Concepts, Ltd.        250,000            250,000                 0              0.0%


     J. Stewart Jackson is a member of our board of directors. An aggregate of 100,000 of the shares beneficially owned by Mr. Jackson underlie dividend warrants to be issued to Mr. Jackson under this prospectus. All of the shares listed above as owned by Profit Concepts, Ltd. underlie warrants previously issued to that securityholder.


                              PLAN OF DISTRIBUTION

     We have agreed to issue warrants as a dividend to the record holders of our warrants at the close of trading on January 19, 2000, and to all persons who exercised warrants between November 22, 1999 and the close of trading on January 19, 2000. The warrants will be distributed immediately after the effective date of this registration statement. The warrants entitle the holders to purchase up to 1,087,201 shares of common stock at an exercise price of $17.50 per share.

     We are offering the shares of common stock underlying the warrants. Those shares may be offered on a delayed or continuous basis under Rule 415 under the Securities Act. No underwriter or placement agent will be involved and no commissions or similar compensation will be paid to any person. You may resell the warrants and/or shares of common stock from time to time in transactions (which may include block transactions) on the Nasdaq SmallCap Market, in negotiated transactions or through other methods of sale, at market prices prevailing at the time of sale, or at negotiated prices. You may sell the warrants and/or common stock directly to purchasers or through broker-dealers that may act as agents or principals. Such broker-dealers may receive compensation in the form of discount, concessions or commissions from you and/or the purchasers of the warrants and/or shares of common stock.

     You and any broker-dealers that act as a principal in connection with the sale of the warrants and/or shares of common stock may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act and any commissions received by them and any profit on the resale of the warrants and/or shares of common stock might be deemed to be underwriting discounts and commissions under the Securities Act. You may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the warrants and/or shares of common stock against some forms of liability, including liability arising under the Securities Act. We will not receive any proceeds from the issuance of the warrant dividend or from the sales of warrants or shares of common stock by you. Transactions involving the warrants and/or shares of common stock or even the potential of such sales, may have an adverse effect on the market price of the warrants and/or our common stock.

     We have agreed to pay all expenses incurred in connection with the registration of the securities we are offering. You will be responsible to pay any and all commissions, discounts and other payments to broker-dealers incurred in connection with your sale of the warrants and/or common stock.

     In order to comply with certain states' securities laws, if applicable, the common stock may be sold in those jurisdictions only through registered or licensed brokers or dealers. In certain states the common stock may not be sold unless it has been registered or qualified for sale in any of those states, or unless an exemption from registration or qualification is available and is obtained.


                            DESCRIPTION OF SECURITIES

Common Stock

     Our authorized capital consists of 23,333,334 shares of common stock, $0.003 par value per share.

     Holders of common stock are entitled to one vote for each whole share on all matters to be voted upon by shareholders, including the election of directors. Holders of common stock do not have cumulative voting rights in the election of directors. All shares of common stock are equal to each other with respect to liquidation and dividend rights. Holders of common stock are entitled to receive dividends if and when declared by the board of directors out of funds legally available therefor under British Virgin Islands law. In the event of the liquidation of the company, all assets available for distribution to the holders of the common stock are distributable among them according to their respective holdings. Holders of common stock have no preemptive rights to purchase any additional, unissued shares of common stock. All of the outstanding shares of common stock of the company are, and those to be issued pursuant to this offering will be, fully paid and non-assessable.

     Under our Memorandum and Articles of Association and the laws of the British Virgin Islands, our Memorandum and Articles of Association may be amended by the board of directors without shareholder approval. This includes amendments increasing or reducing the authorized capital stock of the company and increasing or reducing the par value of our shares. The board of directors may also increase the capital of the company without shareholder approval by transferring a portion of the company's surplus to capital or reduce the company's capital by transferring a portion of the company's capital to surplus. Our ability to amend our Memorandum and Articles of Association without shareholder approval could have the effect of delaying, deterring or preventing a change in control of the company without any further action by the shareholders, including but not limited to a tender offer to purchase the common stock at a premium over then current market prices.

     Under United States law, majority and controlling shareholders generally have certain fiduciary responsibilities to the minority shareholders. Shareholder action must be taken in good faith and actions by controlling shareholders that are obviously unreasonable may be declared null and void. The British Virgin Islands law protecting the interests of the minority shareholders may not be as protective in all circumstances as the laws protecting minority shareholders in United States jurisdictions. While British Virgin Islands law does permit a shareholder of a British Virgin Islands company to sue its directors derivatively, i.e., in the name of and for the benefit of the company, and to sue the company and its directors for his benefit and the benefit of others similarly situated, the circumstances in which any action may be brought and the procedures and defenses that may be available with respect to any action may result in the rights of shareholders of a British Virgin Islands company being more limited than those rights of shareholders in a United States company.

Warrants

     We are authorized to issue 2,174,403 warrants that will be issued to you after the effectiveness of the registration statement which includes this prospectus. The warrants covered by this prospectus entitle the holders thereof to purchase 1,087,201 shares of common stock at an exercise price of $17.50 per share. We will not issue fractional shares upon exercise of warrants but, instead, we will pay the warrant holder the current market price of the fractional share, in cash. The warrants are exercisable for a period beginning on the effective date of the registration statement and ending December 31, 2001. In the event the warrants are not exercised within such period, all unexercised warrants will expire and be void and of no further force or effect. We may extend the warrant exercise period in our discretion. The warrants will expire, become void and be of no further force or effect upon conclusion of the applicable exercise period, or any extension thereof. The warrants will be governed by the terms of a warrant agreement between U.S. Stock Transfer, Inc., as warrant agent, and us. In our option, we may redeem the warrants upon 30 days notice, at a redemption price of $.01 per warrant, if the public trading price for our common stock equals or exceeds 110% of the then current exercise price of the warrants for 20 trading days within the preceding 30 trading days. The exercise price and the number and kind of common shares to be received upon exercise of the warrants are subject to adjustment on the occurrence of events such as stock splits, stock dividends or recapitalization. In the event of our liquidation, dissolution or winding up, the holders of the warrants will not be entitled to participate in the distribution of our assets. Additionally, holders of the warrants have no voting, pre-emptive, liquidation or other rights of shareholders, and no dividends will be declared on the warrants or the shares underlying the warrants.

     The warrants will be issued to you as part of a dividend to our warrant holders, and upon issuance will be freely tradable. Prior to this offering, our warrants have been traded on the Nasdaq SmallCap Market. Continuation of low volume trading may adversely affect the liquidity of large holdings and may contribute to high volatility of the price of our warrants. Additionally, we cannot assure you that a public trading market for the warrants will continue.

Transfer and Warrant Agent

     The transfer agent and registrar for the common stock and the warrant agent for the public warrants is U.S. Stock Transfer Corporation, 1745 Gardena Avenue #200, Glendale, California 91204.

Reports to Shareholders

     We intend to furnish annual reports to shareholders which include audited financial statements reported on by our independent accountants and quarterly reports for each of our first three quarters which contain unaudited financial statements. We will continue to comply with the periodic reporting requirements imposed on foreign issuers by the Exchange Act. We plan to furnish the same annual and quarterly reports to holders of our public warrants.

Exchange Controls and Other Limitations Affecting Shareholders

     There are no exchange control restrictions on payments of dividends on our common stock or on the conduct of our operations either in Hong Kong, where our principal executive offices are located, or the British Virgin Islands, where we are incorporated. Other jurisdictions in which we conduct operations may have various exchange controls. Taxation and repatriation of profits regarding our China operations are regulated by Chinese laws and regulations. To date, these controls have not had and are not expected to have a material impact on our financial results. There are no material British Virgin Islands laws that impose foreign exchange controls on us or that affect the payment of dividends, interest or other payments to nonresident holders of our securities. British Virgin Islands law and our Memorandum and Articles of Association impose no limitations on the right of nonresident or foreign owners to hold or vote our securities.


                         SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this offering, we will have 6,599,811 shares of common stock outstanding if all of the dividend warrants are exercised. Of these, approximately 3,889,333 shares of common stock, other than shares held by our affiliates, will be freely transferable and tradeable without restriction under the Securities Act. This includes the 1,087,201 shares to be issued upon exercise of the warrants. The remaining 2,710,478 shares of common stock are restricted securities. These shares may only be sold in the public United States market under an effective registration statement or in accordance with Rule 144 promulgated under the Securities Act.

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are required to be aggregated) who has beneficially owned his or her shares for at least one year, including our affiliates, would be entitled to sell within any three-month period a number of shares equal to the greater of 1% of the then outstanding shares of our common stock (approximately 65,998 shares immediately after this offering if all of the warrants are exercised) or the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of the required notice of the sale. Sales under Rule 144 also are subject to certain manner of sale restrictions, notice requirements and the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell the shares without regard to the requirements described above. Sales of substantial numbers of shares of common stock pursuant to a registration statement, Rule 144 or otherwise, whether in the United States or abroad, could adversely affect the market price of the common stock.

     We also have reserved 271,700 shares of common stock for issuance upon exercise of certain outstanding options, 250,000 selling shareholder shares reserved for issuance upon exercise of certain restricted warrants and 986,300 shares for issuance upon exercise of stock options which may be granted in the future under our stock option plans. If the holders of the options exercise the options, the shares of common stock to be issued will constitute restricted securities, subject to Rule 144.

                               RECENT DEVELOPMENTS

Recent Warrant Exercises

     An aggregate of 1,637,776 of our warrants, which expired on January 31, 2000, were exercised between November 22, 1999 and the expiration date, for the purchase of 1,637,776 shares of our common stock at $7.35 per share. This resulted in an equity infusion of over $12,000,000. An additional 25,597 warrants were exercised in 1998, for the purchase of 25,597 shares at $7.35 per share.

New Products

     New Wireless Communications Products. On January 24, 2000, we announced that we had received significant contract manufacturing orders for a family of two-way radios (walkie-talkies) and had commenced production shipments of this new product. Our two-way radio products operate on the Family Radio System ("FRS") channel frequency and have a range of up to two miles. Our two-way radio products include entry-level models with one channel up to the top of the line unit, which offers 14 channels and as many as 38 sub-channels on each frequency. All units include a "power indicator" light. Some units include a "call button" that sends out a tone before the user sends his message. The higher priced models come with a setting that changes the tone to vibration, similar to pagers or cell phones.

     New Cordless Telephone Products. On February 2, 2000, we announced that we had received significant contract manufacturing orders for a family of 900 MHz cordless telephones and had commenced production shipments of this product.

     Hand-Held MP3 Music Player. On February 14, 2000, we announced that we have developed a new hand-held MP3 music player. The product features solid-state technology, flash memory and the ability to download through the internet and store high-fidelity music. Smaller than a minidisk player, the MP3 can fit into a shirt pocket. It comes in either a 32MB version, which can hold up to 30 minutes of near CD quality music which can be doubled by adding a 32MB flash memory cartridge, or a 64MB version, which includes the cartridge. The MP3 player comes in a compact magnesium case and includes a voice recorder with up to 12 hours of dictation capacity. It features a square LCD and control buttons which follow the convention of CD players.

New Director

     J. Stewart Jackson, IV was elected to our Board of Directors by the shareholders at our Annual Shareholder Meeting held in Denver, Colorado on January 10, 2000, increasing the number of directors from six to seven. From 1962 until its merger with Republic Industries in 1996, Mr. Jackson served in various management capacities, including president, of Denver Burglar Alarm Co., Inc., a business founded by his family. In addition, in the mid-1960's, Mr. Jackson founded Denver Burglar Alarm Products, a separate company which invented, patented, manufactured, distributed and installed contained ionization smoke detectors and which was later sold to a conglomerate manufacturer. After the merger of Denver Burglar Alarm Co., Inc., Mr. Jackson founded Jackson Burglar Alarm Co., Inc., of which he is currently president. Mr. Jackson served on the advisory board of directors for Underwriter's Laboratories for burglar and fire alarm systems for 25 years and has been an officer in the Central Station Protection Association, which, along with the National Burglar Alarm Association, was formed by his family in the late 1940's. Mr. Jackson was graduated from the University of Colorado in 1962 with a degree in Business Management and Engineering.

     Mr. Jackson currently owns 700,000 shares of our common stock. In addition, he is entitled to receive dividend warrants to purchase 100,000 shares of our common stock. These share holdings, not including the shares underlying the warrants, constitute approximately 12.7% of our outstanding shares of common stock.

Resignation of Director

     Effective as of April 3, 2000, Kam Sun Luk resigned as a director of the Company to pursue other business opportunities.

Options

     The following table sets forth all options to purchase common stock granted by us which are outstanding as of the date of this prospectus:

          Number of              Exercise Price             Expiration
           Options                 per Share                   Date
           -------                 ---------                   ----

            10,000                   $5.06              September 8, 2007
           241,700                   $8.00                January 6, 2010
            20,000                  $8.125               January 12, 2010

     At the annual meeting of shareholders which was held on January 10, 2000, our shareholders approved an increase in the number of options which may be granted under the 1996 Stock Option Plan from 400,000 to 900,000 and an increase in the number of options which may be granted under the 1996 Non-Employee Directors' Stock Option Plan from 100,000 to 600,000. After the increases, there were 500,000 options available for issuance under the 1996 Stock Option Plan, 23,700 of which have since been granted, and 530,000 options available for issuance under the 1996 Non-Employee Directors' Stock Option Plan, 20,000 of which have since been granted.

Principal Shareholders

     The following table sets forth, as of February 29, 2000, the beneficial ownership of our common stock by each person known to us to beneficially own more than 5% of our common stock outstanding as of that date and by our officers and directors as a group. Except as otherwise indicated, all shares are owned directly.

          Person or Group                           Amount Owned
          ---------------                 ------------------------------

                                                  Options/Warrants
                                    Shares of        to Purchase     Percent of
                                   Common Stock      Common Stock      Class
                                   ------------      ------------      -----

      Anthony So                     1,651,195         158,000         31.9%
      J. Stewart Jackson               700,000         100,000         14.3%
      Officers and directors
        as a group (8 persons)       2,710,478         338,000         52.1%

                                  LEGAL MATTERS

     The validity of the common stock underlying the warrants will be passed upon by Harney, Westwood & Riegels, Tortola, British Virgin Islands, who have also advised us on all matters of BVI law disclosed in this prospectus. Schlueter & Associates, P.C., Denver, Colorado has acted as United States counsel for us in connection with this offering. Wong & Fok, Solicitors, Hong Kong, has acted as Hong Kong counsel with respect to all matters in this prospectus concerning the Hong Kong subsidiaries and Hong Kong law.



                                     EXPERTS

     The consolidated financial statements incorporated in this prospectus by reference to the Annual Report on Form 20-F for the year ended March 31, 1999 have been so incorporated in reliance on the report of PricewaterhouseCoopers, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                [Back Cover Page]

                      BONSO ELECTRONICS INTERNATIONAL INC.

                        1,087,201 Shares of Common Stock
             Issuable on Exercise of Common Stock Purchase Warrants
                                      and
         600,000 Shares of Common Stock Offered by Selling Shareholders

                               TABLE OF CONTENTS

                                                                            Page

Prospectus Summary ........................................................
Risk Factors ..............................................................
Additional Information ....................................................
Forward-Looking Statements ................................................
Use of Proceeds ...........................................................
Determination of Offering Price ...........................................
Selling Securityholders ...................................................
Plan of Distribution ......................................................
Description of Securities .................................................
Shares Eligible for Future Sale ...........................................
Recent Developments .......................................................
Legal Matters .............................................................
Experts ...................................................................






     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING MADE HEREBY. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES OFFERED BY THIS PROSPECTUS TO WHICH IT RELATES, OR AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY TO ANY PERSON IN ANY JURISDICTION WHERE SUCH OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR SALE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THE COMPANY HAS UNDERTAKEN TO FILE POST-EFFECTIVE AMENDMENTS TO THE REGISTRATION STATEMENT OF WHICH THIS PROSPECTUS IS A PART IF MATERIAL CHANGES OR EVENTS OCCUR DURING THE WARRANT EXERCISE PERIOD OR ANY EXTENSION THEREOF.

                                     PART II

Item 14. Other Expenses of Issuance and Distribution.

     The following table sets forth the estimated expenses in connection with this registration:

          SEC Registration Fees..................................   $ 6,925
          Nasdaq Application and Entry Fees......................   $44,750
          Printing Registration Statement, Prospectus
             and Related Documents...............................   $25,000(1)
          Accounting Fees and Expenses...........................   $10,000(1)
          Legal Fees and Expenses................................   $30,000(1)
          Transfer/Warrant Agent Fees and Expenses...............   $ 1,500(1)
          Miscellaneous..........................................   $ 6,825(1)
                                                                    -------

          Total..................................................  $125,000(1)
                                                                   ==========
------------------------

(1)  Estimated

Item 15. Indemnification of Directors and Officers.

     The Articles of Association of Bonso provide that, subject to British Virgin Islands law, every director or other officer of Bonso shall be entitled to be indemnified out of the assets of Bonso against all losses or liabilities which he may sustain or incur in or about the execution of the duties of his office or otherwise in relation thereto. No director or other officer shall be liable for any loss, damage or misfortune which may happen to, or be incurred by Bonso in the execution of the duties of his office, or in relation thereto.

Item 16. Exhibits.

     The following Exhibits are filed as part of this Registration Statement, or are incorporated by reference to previously filed documents:

Exhibit No.                         Description
-----------                         -----------

   4.1              Form of Warrant Agreement between Bonso and the      (1)
                    Warrant Agent (with form of Warrant certificate annexed)

   4.2              Specimen Certificate of Common Stock, $.003 par      (2)
                    value and relevant portions of Memorandum and Articles of Association of the Registrant, as amended

   5.1              Opinion and consent of Schlueter & Associates,       (3)
                    P.C. as to legality of securities being registered

   5.2              Opinion and consent of Harney, Westwood & Riegels,   (3)
                    P.O. Box 71, Road Town, Tortola, British Virgin
                    Islands, as to the legality of securities being registered

Exhibit No.                          Description
-----------                          -----------

   5.3              Opinion and consent of Wong & Fok, Solicitors,       (3)
                    Room 2014-15, Hutchison House, 10 Harcourt Road, Central, Hong Kong, as to certain matters regarding the Hong Kong subsidiaries and Hong Kong law

   5.4              Opinion and consent of Shenzhen Jinyuan Law Firm,    (4)
                    7/F Office Tower, Shun Hing Square, Di Wang
                    Commercial Centre, Shen Nan Dong Road, Shenzhen,
                    PRC 518008, as to certain matters regarding the PRC subsidiary and PRC law

  23.1              Consent of PricewaterhouseCoopers                    (3)

  23.2              Consent of Schlueter & Associates, P.C. (included    (3)
                    in Exhibit 5.1)

  23.3              Consent of Harney, Westwood & Riegels (included in   (3)
                    Exhibit 5.2)

  23.4              Consent of Wong & Fok, Solicitors (included in       (3)
                    Exhibit 5.3)

  23.5              Consent of Shenzhen Jinyuan Law Firm (included in    (4)
                    Exhibit 5.4)

------------------------

(1)  Previously filed.

(2) This document has been previously filed as Exhibit 4.1 to the Registrant's Registration Statement on Form F-2 (SEC Registration No. 33-84872) and is hereby incorporated by reference.

(3)  Filed herewith.

(4) This document has been previously filed as an Exhibit to the Registrant's Registration Statement on Form F-3 (SEC Registration No. 333-9002) and is hereby incorporated by reference.


Item 17. Undertakings

     With regard to the securities of the Registrant being registered pursuant to Rule 415 under the Securities Act of 1933, the Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) To file a post-effective amendment to the Registration Statement to include any financial statements required by Rule 3-19 of Regulation S-X at the start of any delayed offering or throughout a continuous offering.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong, on May 16, 2000.

                                            BONSO ELECTRONICS INTERNATIONAL INC.


                                            By: /s/ Anthony So
                                            ------------------
                                            Anthony So, President


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Date: May 16, 2000                        /s/ Anthony So
------------------                        --------------------------------------
                                          Anthony So, President (Chief Executive
                                          Officer), Secretary, Treasurer
                                          (Chief Financial Officer) and
                                          Chairman of the Board of Directors


Date: May 16, 2000                        /s/ Kim Wah Chung
------------------                        --------------------------------------
                                          Kim Wah Chung, Director


Date: May 16, 2000                        /s/ Woo Ping Fok
------------------                        --------------------------------------
                                          Woo Ping Fok, Director


Date: May 16, 2000                        /s/ Cathy Pang
------------------                        --------------------------------------
                                          Cathy Pang, Director


Date:
------------------                        --------------------------------------
                                          George O'Leary, Director


Date:
------------------                        --------------------------------------
                                          J. Stewart Jackson, Director


                                          SCHLUETER & ASSOCIATES, P.C.


Date: May 16, 2000                        /s/ Henry F. Schlueter
------------------                        --------------------------------------
                                          Henry F. Schlueter, Authorized
                                          Representative in the United States

                                  EXHIBIT INDEX

Exhibit No.                         Description
-----------                         -----------

   4.1              Form of Warrant Agreement between Bonso and the      (1)
                    Warrant Agent (with form of Warrant certificate annexed)

   4.2              Specimen Certificate of Common Stock, $.003 par      (2)
                    value and relevant portions of Memorandum and Articles of Association of the Registrant, as amended

   5.1              Opinion and consent of Schlueter & Associates,       (3)
                    P.C. as to legality of securities being registered

   5.2              Opinion and consent of Harney, Westwood & Riegels,   (3)
                    P.O. Box 71, Road Town, Tortola, British Virgin
                    Islands, as to the legality of securities being registered

   5.3              Opinion and consent of Wong & Fok, Solicitors,       (3)
                    Room 2014-15, Hutchison House, 10 Harcourt Road, Central, Hong Kong, as to certain matters regarding the Hong Kong subsidiaries and Hong Kong law

   5.4              Opinion and consent of Shenzhen Jinyuan Law Firm,    (4)
                    7/F Office Tower, Shun Hing Square, Di Wang
                    Commercial Centre, Shen Nan Dong Road, Shenzhen,
                    PRC 518008, as to certain matters regarding the PRC subsidiary and PRC law

  23.1              Consent of PricewaterhouseCoopers                    (3)

  23.2              Consent of Schlueter & Associates, P.C. (included    (3)
                    in Exhibit 5.1)

  23.3              Consent of Harney, Westwood & Riegels (included in   (3)
                    Exhibit 5.2)

  23.4              Consent of Wong & Fok, Solicitors (included in       (3)
                    Exhibit 5.3)

  23.5              Consent of Shenzhen Jinyuan Law Firm (included in    (4)
                    Exhibit 5.4)

--------------------------

(1)  Previously filed.

(2) This document has been previously filed as Exhibit 4.1 to the Registrant's Registration Statement on Form F-2 (SEC Registration No. 33-84872) and is hereby incorporated by reference.

(3)  Filed herewith.

(4) This document has been previously filed as an Exhibit to the Registrant's Registration Statement on Form F-3 (SEC Registration No. 333-9002) and is hereby incorporated by reference.